Exhibit 3.2

AECOM TECHNOLOGY CORPORATION

CERTIFICATE OF DESIGNATION
PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES C PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

AECOM Technology Corporation (hereinafter referred to as the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “Delaware Code”), does hereby certify that the following resolution has been duly adopted by the Directors of the Corporation;

RESOLVED, that pursuant to the authority expressly granted to and vested in the Directors of the Corporation by the provisions of the Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), there is hereby created, out of the 8,000,000 shares of Preferred Stock of the Corporation authorized in Article FOURTH of the Certificate of Incorporation (the “Preferred Stock”), a series of Preferred Stock of the Corporation, to be designated “Class C Preferred Stock,” consisting of 200 shares, which series shall have the following voting powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions (in addition to the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions set forth in the Certificate of Incorporation which are applicable to the Preferred Stock):

CLASS C PREFERRED STOCK. There is hereby established a series of Preferred Stock designated Class C Preferred Stock (the “Class C Stock”) which will consist of the number of shares and have the following powers, preferences, rights qualifications, limitations and restrictions:

(1)       Number of Shares. The number of shares of Class C Stock shall be 200. The Corporation is authorized to issue fractional shares.

(2)       Limitation as to Ownership. The shares of Class C Stock may only be issued to and held by the Trustee of the AECOM Technology Corporation Supplemental Trust.

(3)       Voting Rights. Subject to the provisions of the Article FIFTH of the Certificate of Incorporation and except as otherwise provided in this Certificate of Designation, the holders of the Class C Stock shall be entitled to 100,000 vote per share on all matters to be voted on by the Corporation’s stockholders. Except as otherwise provided by law, the Certificate of Incorporation or herein, the holders of Class C Stock.

State of Delaware Secretary of State Division of Corporations Delivered 03:06 PM 04/15/2003 FILED 03:06 PM 04/15/2003 SRV 030247435 – 0886293 FILE

together with the holders of the Common Stock and any other series of Preferred Stock having the right to vote as a class with the Common Stock, shall vote together as one class on all matters to be voted on by the Corporation’s stockholders.

(4)       Dividends. The holders of Class C Stock shares shall not be entitled to receive any dividends

(5)       Liquidation Preference. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Class C Stock shall be entitled to receive, out of the assets of the Corporation legally available therefor, an amount equal to $1.00 per share of Class C Stock (the “Liquidation Preference”), and no more, before any payment shall be made or any assets distributed to holders of any class of Common Stock. If upon such liquidation, dissolution or winding up, the available assets of the Corporation for distribution to the holders of capital stock shall be insufficient to permit payment to such holders of Class C Stock of the full preferential amount as set forth in this Section (5), then the entire remaining assets of the Corporation available to be distributed to the holders of the capital stock shall be distributed ratably among the holders of the Class C Stock and any other shares of Preferred Stock ranking on a parity with the Class C Stock as to the distribution of assets upon such liquidation, dissolution or winding up. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section.

(6)       Redemption at the Option of the Corporation. The Corporation may at any time redeem the whole or any portion of the outstanding shares of Class C Stock by paying therefor in cash an amount per share equal to the Liquidation Preference of a share of Class C Stock (the “Redemption Price”). At least 10 but not more than 60 days prior to the date fixed for redemption (the “Redemption Date”), the Corporation shall mail, postage prepaid, to the holders of record of the shares of Class C Stock at the address of each such holder as it appears on the books of the Corporation, a notice (the “Class C Stock Notice”) specifying the Redemption Date and the number of shares held by such holder to be redeemed. On and after the Redemption Date, each holder of shares of Class C Stock shall surrender to the Corporation the certificate or certificates evidencing such shares at the principal executive offices of the Corporation and shall thereupon be paid in cash an amount equal to the number of shares of Class C Stock surrendered multiplied by the Redemption Price. If the Class C Stock Notice shall have been given as provided herein and if on the Redemption Date funds necessary for the redemption shall be available therefor, then on and after the Redemption Date the certificate or certificates representing the shares of Class C Stock shall represent solely the right to receive the Redemption Price.

(7)       Conversion. The holders of Class C Stock shall have no conversion rights whatsoever.

(8)       Status of Redeemed or Repurchased Shares. All shares of Class C Stock redeemed or repurchased by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series.

(9)       No Sinking Fund. The shares of Class C Stock shall not be subject to any sinking fund or other obligation on the part of the Corporation to redeem or repurchase.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed and attested this 11th day of April 2003.

AECOM Technology Corporation

By:	/s/ Glenn Robson
Name:	Glenn Robson
Title:	Chief Financial Officer

Attest:

By:	/s/ Eric Chen
Name:	Eric Chen
Title:	Vice President-Corporate Development, General Counsel and Secretary